SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G
                               (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                             (Amendment No. 2 )*

                         QUEEN SAND RESOURCES, INC.
-----------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, $.0015 par value per share
-----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  74792710
                                ------------
                               (CUSIP Number)

                                July 18, 2000
-----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13G

CUSIP No.  74792710                                               Page 2 of 7
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     JNC Opportunity Fund Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

     (See Item 6)                                                (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           13,652,834 (See Item 4)

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            -0-
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           13,652,834 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                -0-
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,652,834 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     15.06% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     CO
_____________________________________________________________________________

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13G

CUSIP No.  74792710                                               Page 3 of 7
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Diversified Strategies Fund, L.P.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

     (See Item 6)                                                (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           294,327 (See Item 4)

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            -0-
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           294,327 (See Item 4)
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                -0-
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     284,327 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     .32% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     PN
_____________________________________________________________________________

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:
               Queen Sand Resources, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:
               13760 Noel Rd. Suite 1030
               Dallas, Texas 75240-2336

Item 2(a).     Name of Persons Filing:
               JNC Opportunity Fund Ltd. ("JNC")
               Diversified Strategies Fund, L.P. ("DSF")

Item 2(b).     Address of Principal Business Office or, if None, Residence:
               JNC Opportunity Fund Ltd.
               c/o Olympia Capital (Cayman) Ltd.
               Williams House, 20 Reid Street
               Hamilton HM11, Bermuda.

               Diversified Strategies Fund, L.P.
               108 South Madison Avenue
               Louisville, Kentucky 40423

Item 2(c).     Citizenship:
               JNC - Cayman Islands.

               DSF - Illinois

Item 2(d).     Title of Class of Securities:
               Common Stock, par value $.0015 per share, of the Company ("Common Stock").

Item 2(e).     CUSIP Number:
               74792710.

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Persons Filing are a:

               (a)  [ ]  Broker or dealer registered under Section 15 of the
                         Exchange Act;
               (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange
                         Act;
               (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act;
               (d)  [ ]  Investment company registered under Section 8 of the
                         Investment Company Act;
               (e)  [ ]  An investment advisor in accordance with Rule 13-
                         d(b)(1)(ii)(E);
               (f)  [ ]  An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);
               (g)  [ ]  A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G);
               (h)  [ ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
               (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;
               (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership.
               Provide the following information regarding the aggregate number and percentages of securities of the Issuer identified in Item 1.

               (a)  Amount beneficially owned:
                    JNC - 13,652,834 shares of Common Stock(1)

                    DSF - 294,327 shares of Common Stock2

               (b)  Percent of class:
                    JNC - 15.06% (based on 90,290,675 shares of Common Stock outstanding as reported by the Company as of the date hereof).

                    DSF - .32% (based on 90,290,675 shares of Common Stock outstanding as reported by the Company as of the date hereof).


               (c)  Number of shares to which JNC has:

                    (i)     Sole power to vote or direct the vote:
                            13,652,834 shares of Common Stock

                    (ii)    Shared power to vote or direct the vote:
                            0

                    (iii)   Sole power to dispose or to direct the
                            disposition of:
                            13,652,834 shares of Common Stock1

                    (iv)    Shared power to dispose of or direct the
                            disposition of:
                            0

                    Number of shares to which DSF has:

                    (i)     Sole power to vote or direct the vote:
                            294,327 shares of Common Stock

                    (ii)    Shared power to vote or direct the vote:
                            0

                    (iii)   Sole power to dispose or to direct the
                            disposition of:
__________________
(1) Includes (i) 13,288,334 shares of Common Stock held by JNC and (ii) 364,500 shares of Common Stock issuable upon exercise of warrants held by JNC.

(2) Includes (i) 283,827 shares of Common Stock held by DSF, and (ii) 10,500 shares of Common Stock issuable upon exercise of warrants held by DSF.

                            294,327 shares of Common Stock

                    (iv)    Shared power to dispose of or direct the
                            disposition of:
                            0

Item 5.   Ownership of Five Percent or Less of a Class:
               JNC - Not applicable.

               DSF - Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
               Encore Capital Management, L.L.C., a Delaware limited liability company located at 12007 Sunrise Valley Drive, Suite 460, Reston, VA 20191 ("Encore"), is the investment advisor to JNC. As such, it has the power, subject to ultimate approval by JNC, to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein by JNC. Encore also serves as investment advisor to DSF pursuant to which, subject to ultimate approval by DSF, Encore may direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein by DSF. As a result of Encore's role as adviser to each of JNC and DSF with respect to the investment in the Company to which this report relates, DSF and JNC are filing this report together.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.
               JNC - Not applicable.

               DSF - Not applicable.

Item 8.   Identification and Classification of Members of the Group.
               JNC - See Item 2(a).


               DSF - See Item 2(a).

Item 9.   Notice of Dissolution of a Group.
               JNC - Not applicable.

               DSF - Not applicable.

Item 10.  Certification.

               By signing below, the each of undersigned certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

_________________
(2) Includes (i) 283,827 shares of Common Stock held by DSF, and (ii) 10,500 shares of Common Stock issuable upon exercise of warrants held by DSF.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2000


JNC Opportunity Fund Ltd.

     By: Encore Capital Management, L.L.C., its
          Investment Advisor


     By: /s/ Neil T. Chau
        --------------------------
          Neil T. Chau, Managing Member


Diversified Strategies Fund, L.P.

     By: Encore Capital Management, L.L.C., its
          Investment Advisor


     By: /s/   Neil T. Chau
        --------------------------
          Neil T. Chau, Managing Member